Exhibit 99.1

Nebius raises $775 million in first secured debt financing to accelerate global buildout

•	Senior secured debt backed by GPU infrastructure and contracted cash flows

•	Demonstrates ability to fund growth at attractive terms

•	Repeatable financing framework for more than $40 billion of additional customer commitments

Amsterdam, July 17, 2026 — Nebius Group N.V. (Nasdaq: NBIS), the AI cloud company, today announced that it has entered into its first senior secured debt facility for approximately $775 million. Nebius intends to use the proceeds of the transaction to further accelerate the global build-out of its full-stack AI cloud platform.

The vehicle is backed by deployed GPU infrastructure and contracted cash flows from an agreement with an investment-grade customer. The facility matures October 31, 2030, and is priced at SOFR + 2.50%. Together with cash flows under the customer agreement, the facility covers more than 100% of the capital expenditure required to deploy the underlying GPU infrastructure.

As the contract is now in the servicing phase, this financing can be used to invest in capacity that will serve AI-native and enterprise customers on Nebius’s full-stack AI cloud platform.

The transaction enables Nebius to convert an operational infrastructure asset into growth capital, providing a framework for Nebius to secure asset-level financing on other long-term customer deployments. With more than $40 billion of additional contracted revenue from investment-grade customers such as Microsoft and Meta already in place, Nebius expects to raise more capital at similarly attractive terms. Nebius recently delivered the latest planned capacity tranche to Microsoft, and remains on track to deliver the remaining tranches consistent with the terms of the contracted schedule.

This funding strategy is consistent with Nebius’s focus on building a sustainable, profitable business through disciplined financing and a strong balance sheet.

Ophir Nave, Chief Operating Officer of Nebius, said:

"We are executing across all the areas that matter for growth: securing capacity, raising capital, strengthening our product offering, and developing other capital-efficient models to scale even further and faster.

“This financing is an important step in that strategy, and reinforces our confidence that our disciplined, diversified approach – from owned data centers to asset-light partnerships – together with robust demand for our high-value software stack, will enable us to build a sustainable AI cloud business with strong and durable margins.”

The transaction was significantly oversubscribed. The facility was led by MUFG as Structuring Agent, Sole Bookrunner, and Underwriter. MUFG, together with ABN AMRO Bank N.V., Bank of America, Deutsche Bank and HSBC acted as Mandated Lead Arrangers. Citi, Crédit Agricole CIB, ING, and Morgan Stanley, acted as Senior Lead Arrangers. Goldman Sachs also participated in the syndicate.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius Group also includes Avride (a leading developer of autonomous vehicles and delivery robots) and TripleTen (a leading edtech platform reskilling people for careers in tech) and owns equity stakes in other companies including ClickHouse and Toloka.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com.

Media kit nebius.com/media-kit.

Contacts

Media relations: media@nebius.com
Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our planned use of proceeds of the facility described above and our ability to accelerate the global buildout of our AI cloud, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "guide," "intend," "likely," "may," "will" and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, which is available on our investor relations website at https://nebius.com/investor-hub and on the SEC website at www.sec.gov.

All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.